Contact

www.linkedin.com/in/anthony-l-hughes (LinkedIn)

Top Skills

Sales
Customer Service
Sales Presentations

Languages

English (Native or Bilingual)
Greek, Ancient (to 1453) (Professional Working)

Anthony Hughes

CEO @ People Finance | Co-founder @ Speckly | 3x Founder
Clive, Iowa, United States

Experience

People Finance

CEO (formerly, Stonks Trading)
January 2021 - Present (2 years 2 months)
Des Moines, Iowa, United States

The People vs Wall Street

We are a User-Owned Social Trading Platform dedicated to giving financial power to the people through community, education, and ownership.

Join in as we grow a fully democratized social investing ecosystem built and owned by the commoners of the world.

Speckly

Co-Founder
January 2019 - Present (4 years 2 months)
Des Moines, Iowa, United States

Speckly is a growth agency with a specialization in helping companies accelerate growth through improved marketing, sales, and customer success strategies. We help B2B companies through our six core offerings: demand generation, outbound sales development, deal closing, sales coaching, customer support, and customer success. Our work has played a pivotal role in securing additional rounds of investment and closing acquisitions for dozens of clients.

Clients: Nova AI (YC 16), BetterManager, Reflect.io (Techstars + Acquired), DealPoint.io, Tali, Disco, Miappi, VoxJar, Nursegrid, Morpheus Data, Pancake Creative, InsightLeap, THNKS, Full Service Funnels (formerly CRMBlackbox), Brandlive, NPM, Inc., UpTop, SupplyAI, PMG, Briq, Outfit.io, Pulse Q&A...

BetterManager

Advisor
September 2017 - Present (5 years 6 months)
Portland, Oregon Area

BetterManager's mission is to help managers make a positive difference in the lives of the people they work with and their organizations.

50% of employees have quit a job because of a bad boss. 70% of U.S. workers are not engaged at work. Better managers can fix this.

BetterManager delivers rapid and cost effective results through a unique and tested combination of Coaching, Training and Technology.

Multiple Companies
Angel/Seed Investor, Startup Advisor
June 2019 - Present (3 years 9 months)
Portland, Oregon Area

Current Investments:
Nanno (https://www.nanno.com)
Jumpstart (https://www.jumpstartrecovery.com)
WeLivv (http://www.welivv.com)
Soar Robotics (https://www.soarrobotics.com)
Derby Games (http://Derby.com)
Youcanevent (http://youcanevent.com)

BetterGrowth
Founder
October 2018 - October 2019 (1 year 1 month)
Portland, Oregon Area

BetterGrowth is a growth agency with a specialization in helping companies accelerate growth through improved marketing, sales, and customer success strategies. We help B2B companies through our six core offerings: demand generation, outbound sales development, deal closing, sales coaching, customer support, and customer success. Our work has played a pivotal role in securing additional rounds of investment and closing acquisitions for dozens of clients.

SDRemote
CEO & Co-Founder (Merged)
April 2017 - September 2019 (2 years 6 months)
Portland, Oregon Area

Merged to create BetterGrowth.

As CEO of SDRemote we went from $0 MRR to $75k MRR in 18 months (bootstrapped).

SDRemote is Playbook Development and Sales Execution consulting company with a specialization in helping companies grow revenues by $1m in ARR within 12 months. Through our sales efforts, we have seen successful acquisitions and five additional rounds of funding for our clients in the last 4-quarters.

Yahoo
Sales Director
December 2016 - June 2017 (7 months)
Portland, Oregon

NAVEX Global
Senior Account Executive
March 2013 - December 2016 (3 years 10 months)
Lake Oswego, OR

Education

Liberty University
Bachelor of Science (B.S.), Religion/Religious Studies · (2008 - 2012)

Kelso High School
Diploma · (2007 - 2008)

Eastlake High School
 · (2005 - 2007)